Exhibit 99.2
Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.
ZIM INTEGRATED SHIPPING SERVICES LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, APRIL 25, 2022
KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Eli Glickman and Noam Nativ, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ZIM Integrated Shipping Services Ltd. (the “Company”), standing in the name of the undersigned at the close of business on Monday, March 28, 2022, at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company’s offices, 9, Andrei Sakharov Street, Haifa, Israel, on Monday, April 25, 2022, at 11:00a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the “Meeting”).
A shareholder’s proxy card must be received by the Company no later than Monday, April 25, 2022 at 7:00a.m. Israel time, otherwise it shall not be valid at the Meeting.
The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.
The shares represented by this proxy card will be voted in the manner directed.
CONTINUED AND TO BE SIGNED ON REVERSE SIDE

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, go to www.proxyvote.com, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
☒
Please mark your votes as in this example.

Proposal No. 1:
Approval of the Company’s amended and restated compensation policy.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Do you have a personal interest in the approval of Proposal No. 1 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 1)?
☐ YES	☐ NO

Proposal No. 2:
Approval of an equity compensation grant to the Company’s directors.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Do you have a personal interest in the approval of Proposal No. 2 (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2)?
☐ YES	☐ NO
Proposal No. 3:
Approval of an equity compensation grant to the Company’s CEO, Eli Glickman.
FOR	AGAINST	ABSTAIN
☐	☐	☐
Do you have a personal interest in the approval of Proposal No. 3 or are you a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 3)?
☐ YES	☐ NO
PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.
Dated: , 2022
(Signature of Shareholder)
(Signature of Shareholder)

Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.